Exhibit 99.2

Press Release

SES Appoints Joseph Cohen to Board of Directors

With deep expertise in private equity, capital markets, and corporate finance, Joseph brings decades of financial leadership to the SES board

Luxembourg, September 26, 2025 – SES today announced the appointment of Mr. Joseph Cohen, Co-Founding Partner of Trilantic Europe, to its Board of Directors effective immediately. This appointment is part of SES’s ongoing commitment to regularly review and strengthen the composition of its Board with diverse expertise and industry experience, ensuring the company is well positioned for future growth and value creation.

Prior to his role as Co-Founding Partner of Trilantic Europe, Mr. Cohen spent over two decades at Lehman Brothers, including as European Co-Head of Lehman Brothers Merchant Banking and on the Investment Management Division’s European operating committee, among other roles. A U.K. citizen, he holds a BSc in Economics from the London School of Economics.

Additionally, Mr. Kaj-Erik Relander has decided to step down from the SES Board of Directors, concluding a tenure marked by valuable contributions to strategy and governance.

Frank Esser, Chairman of the Board of Directors of SES, said, “On behalf of SES, I would like to thank Kaj-Erik Relander for his valuable contributions and dedicated service to SES during his tenure on the Board. At the same time, I am delighted to welcome Joseph Cohen as a new director. His extensive experience in private equity, corporate finance and capital markets will be instrumental as we continue to strengthen our governance and drive long-term growth for SES.”

For further information please contact:

Suzanne Ong

Communications

Tel. +352 710 725 500

suzanne.ong@ses.com

Christian Kern

Investor Relations

Tel: +352 710 725 7787

christian.kern@ses.com

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About SES

At SES, we believe that space has the power to make a difference. That’s why we design space solutions that help governments protect, businesses grow, and people stay connected—no matter where they are. With integrated multi-orbit satellites and our global terrestrial network, we deliver resilient, seamless connectivity and the highest quality video content to those shaping what’s next. Following our Intelsat acquisition, we now offer more than 100 years of combined global industry leadership—backed by a track record of bringing innovation “firsts” to market. As a trusted partner to customers and the global space ecosystem, SES is driving impact that goes far beyond coverage. The company is headquartered in Luxembourg and listed on Paris and Luxembourg stock exchanges (Ticker: SESG). Further information is available at: www.ses.com